SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

FirstCity Financial Corporation

(Name of the Issuer)

FirstCity Financial Corporation

Hotspurs Holdings LLC

Hotspurs Acquisition Corporation

The Värde Fund X (Master), L.P.

The Värde Fund X (GP), L.P.

The Värde Fund X GP, LLC

The Värde Fund VI-A, L.P.

Värde Investment Partners, L.P.

Värde Investment Partners (Offshore) Master, L.P.

Värde Investment Partners G.P., LLC

Värde Partners, L.P.

Värde Partners, Inc.

George G. Hicks

Marcia L. Page

Gregory S. McMillan

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33761X107

(CUSIP Number of Class of Securities)

James T. Sartain President and Chief Executive Officer FirstCity Financial Corporation 6400 Imperial Drive Waco, Texas 76712 (254) 761-2800	David A. Marple Värde Partners, Inc. Hotspurs Holdings LLC Hotspurs Acquisition Corporation 8500 Normandale Lake Blvd., Suite 1500 Minneapolis, Minnesota 55437 (952) 893-1554

(Name, Address, and Telephone Numbers of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Brian D. Barnard Haynes and Boone, LLP 201 Main Street, Suite 2200 Fort Worth, Texas 76102	Andrew J. Noreuil Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606

This statement is filed in connection with (check the appropriate box):

a.                ☒            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.               ☐              The filing of a registration statement under the Securities Act of 1933.

c.                ☐              A tender offer.

d.               ☐              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee
Transaction valuation*	$107,092,608	Amount of filing fee**	$14,608

*                  The transaction valuation was calculated based upon the sum of (A) 10,556,197 shares of common stock (including restricted shares), which represents the total number of shares of FirstCity Financial Corporation common stock outstanding as of January 28, 2013, multiplied by the merger consideration of $10.00 per share, plus (B) (1) 624,750 shares of common stock underlying outstanding options with an exercise price of $10.00 per share or less, as of January 28, 2013, multiplied by (2) the excess of the per share merger consideration over the weighted average exercise price of $7.55.

**            The amount of the filing fee, calculated in accordance with Rule 0-11(c) and the Fee Rate Advisory #1 for Fiscal Year 2013, equals the product of 0.00013640 multiplied by the proposed maximum aggregate value of the transaction.

☒            Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $14,608	Filing Party: FirstCity Financial Corporation:

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement	Date Filed: February 1, 2013

Introduction

This Amendment No. 3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2013, as amended by Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on March 25, 2013 and Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on April 10, 2013. This Amendment No. 3 to Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) FirstCity Financial Corporation, a Delaware corporation (the “Company”), (ii) Hotspurs Holdings LLC, a Delaware limited liability company (“Parent”), (iii) Hotspurs Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”), (iv) The Värde Fund X (Master), L.P., a Delaware limited partnership, (v) The Värde Fund X (GP), L.P., a Delaware limited partnership, (vi) The Värde Fund X GP, LLC, a Delaware limited liability company, (vii) The Värde Fund VI-A, L.P., a Delaware limited partnership, (viii) Värde Investment Partners, L.P., a Delaware limited partnership, (ix) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership, (x) Värde Investment Partners G.P., LLC, a Delaware limited liability company, (xi) Värde Partners, L.P., a Delaware limited partnership, (xii) Värde Partners, Inc., a Delaware corporation, (xiii) George G. Hicks, (xiv) Marcia L. Page, and (xv) Gregory S. McMillan (collectively, the “Filing Persons”).  This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of December 20, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Subsidiary.

Pursuant to the Merger Agreement, Merger Subsidiary will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  If the Merger is completed, each share of the Company’s common stock and each share of the Company’s restricted stock, including those previously unvested shares that will become fully vested immediately prior to the effective time of the Merger (other than shares held by the Company, Parent or any of their wholly-owned subsidiaries and shares held by stockholders who have perfected their appraisal rights under Delaware law), will be converted into the right to receive $10.00 in cash, without interest on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Consideration”).  In addition, each outstanding option to purchase shares of the Company’s common stock granted under the Company’s equity incentive plans or any other agreement, whether or not then vested or exercisable, will become fully vested and exercisable immediately prior to the effective time of the Merger and cancelled as of the effective time of the Merger.  The holders of such stock options will be entitled to receive an amount in cash, without interest, equal to (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option multiplied by (ii) the aggregate number of shares into which such stock option was exercisable immediately prior to the effective time of the Merger.  As a result of the Merger, the Company will become a private company that is wholly-owned by Parent.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger.  The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of the Company’s common stock.  The Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Persons.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 promulgated under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

Item 2. Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

FirstCity Financial Corporation

6400 Imperial Drive

Waco, Texas 76712

(254) 761-2800

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Special Meeting”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Stock Market Price and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Stock Market Price and Dividend Information—Dividend Policy”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Stock Market Price and Dividend Information—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of FirstCity Common Stock—Transactions During the Past Two Years.”

Item 3. Identity and Background of Filing Person

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Concerning FirstCity”

“Directors and Executive Officers of FirstCity”

“Important Information Concerning Parent, Merger Subsidiary and the Värde Filing Persons”

(b) Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Concerning FirstCity”

“Directors and Executive Officers of FirstCity”

“Important Information Concerning Parent, Merger Subsidiary and the Värde Filing Persons”

(c) Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Directors and Executive Officers of FirstCity”

“Important Information Concerning Parent, Merger Subsidiary and the Värde Filing Persons”

Item 4. Terms of the Transaction

(a) Material terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Special Factors — Accounting Treatment of the Merger”

“Special Factors — Material United States Federal Income Tax Considerations”

“The Special Meeting — Required Vote”

“The Merger Agreement — The Merger”

“The Merger Agreement —Merger Consideration”

“The Merger Agreement — Treatment of Stock Options and Restricted Common Stock”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Annex A — Agreement and Plan of Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Effects of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Special Factors — Support Agreement”

“Special Factors — Securities Purchase Agreement”

“The Merger Agreement — Treatment of Stock Options and Restricted Common Stock”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Annex A — Agreement and Plan of Merger”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Rights of Appraisal”

“Annex C — Section 262 of the General Corporation Law of the State of Delaware”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Advisory Vote on ‘Golden Parachute Compensation’”

(b) Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Special Factors — Support Agreement”

“Special Factors — Equity Commitment Letter”

“Special Factors — Limited Guarantee”

“The Special Meeting — Stock Ownership and Interests of the Company’s Directors and Officers and the Värde Filing Persons”

“The Merger Agreement”

“Annex A — Agreement and Plan of Merger”

(c) Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Special Factors — Support Agreement”

“Special Factors — Securities Purchase Agreement”

“The Special Meeting — Stock Ownership and Interests of the Company’s Directors and Officers and the Värde Filing Persons”

“The Merger Agreement”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Security Ownership of Certain Beneficial Owners and Management”

“Certain Purchases and Sales of FirstCity Common Stock”

“Annex A — Agreement and Plan of Merger”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Effects of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“The Merger Agreement”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Annex A — Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Effects of the Merger on FirstCity’s Net Book Value and Net Income”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Special Factors — Support Agreement”

“Special Factors — Securities Purchase Agreement”

“The Merger Agreement”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Annex A — Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Projected Financial Information”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Effects of the Merger”

“Special Factors — Effects of the Merger on FirstCity’s Net Book Value and Net Income”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Special Factors — Material United States Federal Income Tax Considerations”

“Special Factors — Estimated Fees and Expenses”

“The Merger Agreement”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Annex A — Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

(b) Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Opinion of the Company’s Financial Advisor”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Projected Financial Information”

“Special Factors — Effects of the Merger”

“Special Factors — Effects of the Merger on FirstCity’s Net Book Value and Net Income”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“Annex B — Opinion of Lazard Middle Market LLC”

See also the materials attached hereto as exhibits (c)(2), (c)(3) and (c)(4) and incorporated by reference herein, which were prepared by Lazard Middle Market LLC for the Strategic Review Committee and the Board of Directors of the Company.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“The Special Meeting — Record Date and Quorum”

“The Special Meeting — Required Vote”

“The Merger Agreement — Conditions to the Completion of the Merger”

“Annex A — Agreement and Plan of Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

(f) Other offers.  None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Opinion of the Company’s Financial Advisor”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Estimated Fees and Expenses”

“The Merger Agreement — Representations and Warranties”

“Annex A — Agreement and Plan of Merger”

“Annex B — Opinion of Lazard Middle Market LLC”

See also the materials attached hereto as exhibits (c)(2), (c)(3) and (c)(4) and incorporated by reference herein, which were prepared by Lazard Middle Market LLC for the Strategic Review Committee and the Board of Directors of the Company.

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Equity Commitment Letter”

“Special Factors — Limited Guarantee”

“The Merger Agreement”

“Annex A — Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Equity Commitment Letter”

“Special Factors — Limited Guarantee”

“The Merger Agreement”

“Annex A — Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Estimated Fees and Expenses”

“The Merger Agreement — Termination Fees and Expense Reimbursement; Remedies”

“Annex A — Agreement and Plan of Merger”

(d) Borrowed funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Securities Purchase Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Support Agreement”

“Certain Purchases and Sales of FirstCity Common Stock”

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Support Agreement”

“The Special Meeting — Stock Ownership and Interests of the Company’s Directors and Officers and the Värde Filing Persons”

“The Merger Agreement — No Solicitation”

“Security Ownership of Certain Beneficial Owners and Management”

“Annex A — Agreement and Plan of Merger”

(e) Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors — Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger”

“Special Factors — Reasons of Parent, Merger Subsidiary and the Värde Filing Persons for the Merger”

“Special Factors — Support Agreement”

“The Special Meeting — Stock Ownership and Interests of the Company’s Directors and Officers and the Värde Filing Persons”

“The Merger Agreement — Representations and Warranties”

“The Merger Agreement — No Solicitation”

“Security Ownership of Certain Beneficial Owners and Management”

“Annex A — Agreement and Plan of Merger”

Item 13. Financial Statements

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Effects of the Merger on FirstCity’s Net Book Value and Net Income”

“Selected Historical Consolidated Financial Data”

“Additional Information”

(b) Pro forma information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Estimated Fees and Expenses”

“The Special Meeting — Solicitation of Proxies”

(b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors — Estimated Fees and Expenses”

“Special Factors — Background of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“The Special Meeting — Solicitation of Proxies”

“Advisory Vote on ‘Golden Parachute Compensation’”

Item 15. Additional Information

(b) Golden Parachute Payment. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Financial Interests of the Company’s Directors, Officers and Employees in the Merger”

“The Merger Agreement — Treatment of Stock Options and Restricted Common Stock”

“Advisory Vote on ‘Golden Parachute Compensation’”

“Annex A — Agreement and Plan of Merger”

(c) Other material information.  The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.  Exhibits

(a)(2)(i)	Definitive Proxy Statement of FirstCity Financial Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 17, 2013.
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(2)(iii)	Letter to Stockholders of FirstCity Financial Corporation, incorporated herein by reference to the Proxy Statement.
(a)(2)(iv)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement.
(a)(2)(v)	Press Release dated December 21, 2012, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 21, 2012 and incorporated herein by reference.
(c)(1)	Opinion of Lazard Middle Market LLC, incorporated herein by reference to Annex B of the Proxy Statement.
(c)(2)*	Discussion Materials, dated March 23, 2012, of Lazard Middle Market LLC for the Strategic Review Committee and the Board of Directors of the Company.
(c)(3)*	Supplemental Discussion Materials, dated March 28, 2012, of Lazard Middle Market LLC for the Strategic Review Committee and the Board of Directors of the Company.
(c)(4)**	Presentation, dated December 20, 2012, of Lazard Middle Market LLC for the Board of Directors of the Company.
(d)(1)

Agreement and Plan of Merger, dated as of December 20, 2012, by and among FirstCity Financial Corporation, Hotspurs Holdings LLC and Hotspurs Acquisition Corporation, incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)

Equity Commitment Letter, dated as of December 20, 2012, by and among The Värde Fund X (Master) L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., The Värde Fund VI-A, L.P. and Hotspurs Holdings LLC, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(3)

Limited Guarantee, dated as of December 20, 2012, by and among The Värde Fund X (Master) L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., The Värde Fund VI-A, L.P. and FirstCity Financial Corporation, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(4)**	Management Agreement, dated as of December 20, 2012, by and between Hotspurs Holdings LLC and Terry R. DeWitt.
(d)(5)**	Management Agreement, dated as of December 20, 2012, by and between Hotspurs Holdings LLC and James C. Holmes.
(d)(6)**	Management Agreement, dated as of December 20, 2012, by and between Hotspurs Holdings LLC and Mark B. Horrell.
(d)(7)

Retirement and Consulting Agreement, dated as of December 20, 2012, by and between James T. Sartain and Värde Partners, Inc., filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(8)

Separation Agreement, dated as of December 20, 2012, by and between J. Bryan Baker and FirstCity Financial Corporation, filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(9)

Separation Agreement, dated as of December 20, 2012, by and between Joe S. Greak and FirstCity Financial Corporation, filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(10)

Separation Agreement, dated as of December 20, 2012, by and between Jim W. Moore and FirstCity Financial Corporation, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(11)

Support Agreement, dated as of December 20, 2012, by and among Hotspurs Holdings LLC and certain stockholders of FirstCity Financial Corporation, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(12)

Securities Purchase Agreement, dated June 29, 2010, by and among FirstCity Financial Corporation and Värde Investment Partners, L.P., filed as Exhibit 10.60 to the Company’s Form 10-Q dated August 16, 2010 and incorporated herein by reference.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

* Previously filed on March 25, 2013.

** Previously filed on February 1, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

FIRSTCITY FINANCIAL CORPORATION

By:	/s/ James T. Sartain
Name:	James T. Sartain
Title:	Chief Executive Officer

HOTSPURS HOLDINGS LLC

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	Assistant Secretary

HOTSPURS ACQUISITION CORPORATION

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	Assistant Secretary

THE VÄRDE FUND X (MASTER), L.P.
By:	The Värde Fund X (GP), L.P., Its General Partner
By:	The Värde Fund X GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X (GP), L.P.
By:	The Värde Fund X GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X GP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

/s/ George G. Hicks

MARCIA L. PAGE

/s/ Marcia L. Page

GREGORY S. MCMILLAN

/s/ Gregory S. McMillan